KEYCO BOND FUND, INC.
27777 Franklin Road, Suite 1630
Southfield, MI  48034
248/353-0790


Online Filing

February 4, 2014



Security and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Ladies and Gentlemen:

Re:	Keyco Bond Fund, Inc. Fidelity Insurance Bond filed
October 24, 2013

On behalf of Keyco Bond Fund, Inc. (the Company ), the information in this letter is being furnished in response to the verbal comments received by Ms. Carol Singer on behalf of the Company from the staff of the Securities and Exchange Commission via telephone on January 14, 2014.

Form 40-17G (Fidelity Insurance Bond) filed October 24, 2013

When the Fidelity Insurance Bond for the Company for the year beginning on November 2, 2013 was filed with the SEC on October 24, 2013, the Consent Resolution approving the renewal of the bond by the directors of the Company who are not interested persons was inadvertently not included in the filing. An amended filing with the Consent Resolution was filed with the SEC on January 17, 2014.

It is the Company s intention to include the applicable resolution with future filings of its Fidelity Insurance
Bond.

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filings and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company also understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the response of the Company to the comments of the staff, please contact me at (248) 353-0790.

Very truly yours,

KEYCO BOND FUND, INC.

/s/ Joel D. Tauber

Joel D. Tauber
President



Security and Exchange Commission
February 4, 2014
Page 2



cc:	Board of Directors of Keyco Bond Fund, Inc.
	Carol Singer, for Keyco Bond Fund, Inc.
	Ms. Christina DiAngelo Fettig, Disclosure Review
Office, Division of Investment	  Management, Securities
and Exchange Commission